Exhibit 21.1

List of Subsidiaries of Seven Seas Cruises S. DE R.L.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Celtic Pacific (UK) Limited	England and Wales
Celtic Pacific (UK) Two Limited	Bahamas
Mariner, LLC	Republic of the Marshall Islands
Prestige Cruise Services (Europe) Limited	England and Wales
SSC (France) LLC	Delaware
Supplystill Limited	England and Wales